Dated May 14, 2002

Exhibit 4(c)

Alamo Group Inc. Bylaws -Amended Provisions
Article V, Sections 5 and 6

             Section 5. Duties of the Chairman of the Board. The Chairman of the Board of Directors shall preside at meetings of the Board of Directors unless he shall be absent and he shall have power to call special meetings of the Board of Directors for any purpose or purposes. He is authorized to make and sign contracts and agreements in the name and on behalf of the Corporation.

             Section 6. Duties of the President. The President shall be the chief executive officer of the Corporation, shall have general and active control of all of its business and shall preside at meetings of its stockholders. He shall have the power to call special meetings of the Board of Directors, and, in the absence of the Chairman of the Board, he shall preside, when present, at all meetings of the Board of Directors. He shall see that all orders and resolutions of the Board of Directors and the stockholders are carried into effect. He shall have general authority to execute bonds, deeds, contracts and agreements in the name of the Corporation and affix the corporate seal thereto; to sign stock certificates; to cause the employment or appointment of such employees and agents of the Corporation as the proper conduct of operations may require, and to fix their compensation, subject to the provisions of these Bylaws; to remove or suspend any employee or agent who shall have been employed or appointed under his authority, or under authority of any officer subordinate to him; to suspend for cause, pending final action by the authority which shall have elected or appointed him, any officer subordinate to the President; and, in general, to exercise all the powers and authority usually appertaining to the chief executive officer of a corporation, except as otherwise provided in these Bylaws.